Issuer Free Writing Prospectus, dated May 6, 2010

Filed by: Entertainment Properties Trust pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-165523

3,600,000 Common Shares

Entertainment Properties Trust

This information supplements the information contained in the preliminary prospectus supplement dated May 5, 2010 to the prospectus dated March 16, 2010.

Issuer:	Entertainment Properties Trust

Security Type:	Common shares of beneficial interest, par value $0.01

Securities Offered:	3,600,000 shares, all primary (increased from 3,000,000)

Over-allotment Option:	540,000 shares, all primary (increased from 450,000)

Common Shares to be Outstanding After the Offering:	46,485,283 common shares (47,025,283 common shares if the underwriters exercise their over-allotment option in full)

Public Offering Price:	$41.00 per share

Last Sale Price of Common Shares (May 5, 2010):	$43.14

Underwriting Discount:	$1.7425 per share

Trade Date:	May 6, 2010

Settlement Date:	May 11, 2010

CUSIP:	29380T105

Underwriters:

Citigroup Global Markets Inc., Goldman, Sachs & Co., J.P. Morgan Securities Inc. and KeyBanc Capital Markets Inc. (Joint Book Running Managers)

RBC Capital Markets Corporation (Lead Manager)

FBR Capital Markets & Co. (Co-Manager)

Net Proceeds:	Approximately $140.98 million ($162.18 million if the over-allotment is exercised in full), after deducting the underwriting discount and commissions and our estimated offering expenses.

Use of Proceeds:	The Company intends to use the net proceeds from this offering for general business purposes, which may include funding the acquisition, development or financing of properties or the repayment of debt. Pending this application, the Company intends to use the net proceeds from this offering to reduce indebtedness under its revolving credit facility and to invest any remaining net proceeds in interest-bearing accounts and short-term interest-bearing securities which are consistent with the Company’s qualification as a real estate investment trust.

Common stock symbol / Exchange:	EPR / NYSE

Capitalization:

The following information supplements and adds to the information included in the section titled “Capitalization” in our Preliminary Prospectus Supplement dated May 5, 2010:

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CAPITALIZATION

The following table describes our actual capitalization as of March 31, 2010, and our capitalization on an as adjusted basis to reflect the issuance and sale of the 3,600,000 common shares offered by this prospectus supplement (assuming no exercise of the underwriters’ over-allotment option) and the application of the net proceeds from this offering as described in “Use of Proceeds” (other than with respect to any potential acquisitions). This information should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and schedules and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, incorporated by reference in this prospectus supplement.

	March 31, 2010
	(dollars in thousands)
	(unaudited)
	Actual	As Adjusted
Debt:
Revolving credit facility (1)	$107,000	$—
Other long-term debt (2)	1,201,623	1,201,623

Total debt	1,308,623	1,201,623
Shareholders’ equity:
Common shares, $0.01 par value, 75,000,000 shares authorized; 44,042,924 shares issued, actual and 47,642,924 shares issued, as adjusted	440	476
Preferred shares, $0.01 par value, 25,000,000 shares authorized; 3,200,000 Series B preferred shares issued, actual and as adjusted; 5,400,000 Series C convertible preferred shares issued, actual and as adjusted; 4,600,000 Series D preferred shares issued, actual and as adjusted; and 3,450,000 Series E convertible preferred shares issued, actual and as adjusted	167	167
Additional paid-in capital	1,636,600	1,777,541
Treasury shares, at cost, 1,158,627 shares	(36,804)	(36,804)
Loans to shareholders	(281)	(281)
Accumulated other comprehensive income	24,027	24,027
Distributions in excess of net income	(153,278)	(153,278)

Entertainment Properties Trust shareholders’ equity	1,470,871	1,611,848
Noncontrolling interests	(5,878)	(5,878)

Total shareholders’ equity	1,464,993	1,605,970

TOTAL CAPITALIZATION	$2,773,616	$2,807,593

(1)	At May 4, 2010, we had approximately $146.0 million of indebtedness outstanding under our revolving credit facility. Does not give effect to any potential debt financings or re-financings as further described in the section “Recent Developments – Debt Financing Plans.”
(2)	Does not give effect to any potential debt financings or re-financings as further described in the section “Recent Developments – Debt Financing Plans.”

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THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC

FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE (877) 858-5407.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Dated: May 6, 2010

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